COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

06015329

File Number: 82.2994

SEC MAIL PROCESSING
RECEIVED
JUL 19 2006
WASH, D.C. 185 SECTION

11 July 2006

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

PROCESSED
JUL 24 2006
THOMSON
FINANCIAL

D.A. WYLIE
COMPANY SECRETARY

dlw 7/20

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

11 July 2006

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

PRODUCT RECALL IN KWANGJU REGION OF SOUTH KOREA

CCA's operation in South Korea has been the subject of an extortion threat affecting Coca-Cola in PET packages in Kwangju, Hwasoon and Damyang. The threat is restricted to these areas.

Public safety is our primary concern and in consultation with police, all our decisions in this matter have been driven by this. As a precautionary measure, CCA are voluntarily recalling all Coca-Cola, diet Coke and Coke Zero PET packages from the Kwangju Hwasoon and Damyang areas. This action follows yesterday afternoon's receipt of analysis conducted by the police on 3 suspect 600ml Coke bottles found in the area late on 9th July. This recall is estimated to involve 40,000 physical cases of product.

CCA have been working in full co-operation and under advice from the South Korean police since the initial threat was made and the investigation has led to the arrest of a suspect.

CCA are planning to restock Coke PET packages in the affected areas in 7 days time.

The Coca-Cola Company and Coca-Cola Amatil have always placed the highest priority on product quality and safety and are doing everything possible to aid the police in their investigation of this matter.

Yours sincerely

D.A. Wylie
Company Secretary

For further information, please contact:

Investors - Kristina Devon	+61 2 9259 6185
Media - Alec Wagstaff	+61 2 9259 6571